SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 4)
Business Objects S.A.
(Name of Subject Company)
Business Objects S.A.
(Name of Person(s) Filing Statement)
Ordinary shares, €0.10 nominal value per share
American Depositary Shares, each representing One Ordinary Share
(Title of Class of Securities)

F12338 103
12328X 107
(CUSIP Number of Class of Securities)

David Kennedy
Senior Vice President, General Counsel and Corporate Secretary
c/o Business Objects Americas
3030 Orchard Parkway
San Jose, California 95134
(408) 953-6000
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With a copy to:
Larry W. Sonsini, Esq.
John T. Sheridan, Esq.
Michael S. Ringler, Esq.
Julia Reigel, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 8. Additional Information
Item 9. Materials to be Filed as Exhibits
SIGNATURE
INDEX TO EXHIBITS

     This Amendment No. 4 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 4, 2007 (as previously filed with the SEC and as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule 14D-9”), by Business Objects S.A., a société anonyme organized under the laws of the Republic of France (“Business Objects”), relating to the tender offer made by SAP France S.A., a société anonyme organized under the laws of the Republic of France (“SAP France”) and wholly-owned subsidiary of SAP AG, an Aktiengesellschaft organized under the laws of Germany (“SAP”), as set forth in a Tender Offer Statement on Schedule TO filed by SAP France, dated December 4, 2007, as amended, to purchase (i) all outstanding Ordinary Shares that are held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act), at a price of €42.00 per Ordinary Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price in U.S. dollars equal to the equivalent of €42.00 per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET) on the business day following the expiration of the U.S. Offer or the business day following each tender of ADSs during a subsequent offering period of the U.S. Offer, as the case may be), without interest, net to the seller in cash, (iii) all outstanding ORNANEs that are held by U.S. holders, at a price of €50.65 per ORNANE, without interest, net to the seller in cash, and (iv) all outstanding July 2003 Warrants, June 2004 Warrants, July 2005 Warrants, July 2006 Warrants and June 2007 Warrants that are held by U.S. holders, at a price of €22.55, €24.96, €18.87, €19.69 and €12.01 per Warrant, respectively, without interest, net to the seller in cash. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented with the addition of the following subsection:
     The Offers. On January 15, 2008, SAP France, SAP and Business Objects issued a press release announcing the results of the Offers. SAP France has accepted all Securities tendered in the U.S. Offer.
     In addition, SAP France announced that it is providing a subsequent offering period in connection with the U.S. Offer that will commence at 9:00 a.m. (EST) on January 16, 2008 and will expire at 5:00 p.m. (EST) on January 29, 2008. During the subsequent offering period, all ADSs and all Ordinary Shares and ORNANEs held by U.S. residents may be tendered on the same terms as those of the U.S. Offer. These ADSs, Ordinary Shares and ORNANEs will be immediately accepted and promptly paid for as they are tendered and may not be withdrawn. The subsequent offering period will expire at 5:00 p.m. (EST) on January 29, 2008. Payment for the securities tendered during the subsequent offering period will be made as follows:
•	the U.S. dollar equivalent of €42.00 net per ADS (as determined using the euro foreign exchange reference rate published by the European Central Bank on or about 2:15 p.m. (CET), or 8:15 a.m (EST), on the business day following each tender of ADSs);

•	€42.00 net per Ordinary Share; and

•	€50.65 net per ORNANE, excluding the January 1, 2008 coupon.
     In each case, the consideration will be paid in cash, without interest, less any relevant withholding taxes. All outstanding Warrants were tendered during the initial offering period.
     A copy of the joint press release is attached as Exhibit (a)(30) and is incorporated herein by this reference.
Item 9. Materials to be Filed as Exhibits.
     The following exhibit is filed herewith:

Exhibit
Number	Description
(a)(30)
Joint press release issued by SAP France, SAP AG and Business Objects on January 15, 2008 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO/A filed with the SEC by SAP France and SAP on January 15, 2008).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BUSINESS OBJECTS S.A.
/s/ James R. Tolonen

Dated: January 15, 2008	James R. Tolonen
Chief Financial Officer

INDEX TO EXHIBITS
     The following exhibits are filed herewith:

Exhibit
Number	Description
(a)(30)
Joint press release issued by SAP France, SAP AG and Business Objects on January 15, 2008 (incorporated by reference to Exhibit (a)(5)(iii) to the Schedule TO/A filed with the SEC by SAP France and SAP on January 15, 2008).